[Letterhead of Vorys, Sater, Seymour and Pease, LLP]

November 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Central Federal Corporation – Registration Statement on Form S-3

Dear Sir or Madam:

On behalf of Central Federal Corporation (the “Company”), we submit to you for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-3 (the “Registration Statement”) relating to the offering and sale from time to time pursuant to Rule 415 under the Securities Act of up to $25,000,000 of common stock and/or preferred stock of the Company.

The Company has submitted via wire transfer the filing fee, in the amount of $3,112.50, in connection with the filing of the Registration Statement.

The Staff may direct any questions or comments regarding this filing by telephone to the undersigned at (614) 464-5465.

Sincerely,

/s/ Anthony D. Weis

Anthony D. Weis